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SECUR ...)N

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SEC FILE NUMBER
8-52221

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maplewood Investment Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8750 N. Central Expwy., Suite 715
(No. and Street)

Dallas	TX	75231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expwy., Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel C. Dooley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Maplewood Investment Advisors, Inc., as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

JENNIFER L DENOY
My Commission Expires
August 6, 2018

NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Registered Public Accounting Firm on Management's Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MAPLEWOOD INVESTMENT ADVISORS, INC.

CONTENTS

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Maplewood Investment Advisors, Inc.

We have audited the accompanying statement of financial condition of Maplewood Investment Advisors, Inc. (the "Company") as of September 30, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Maplewood Investment Advisors, Inc. as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

The supplementary information contained in Schedule I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 12, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Financial Condition
September 30, 2015

ASSETS

Cash	$ 491,308
Securities owned, at fair value	2,026,468
Receivable from broker-dealers and clearing organizations	319,964
Receivable from related parties	1,000
Property and equipment, net	33,583
Other assets	50,844
	$ 2,923,167

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 524,275
Commissions payable	284,617
	808,892
Stockholders' equity:	
Common stock, 1,000,000 shares authorized with $0.01 par value, 10,000 issued and outstanding	100
Additional paid-in capital	1,007,676
Retained earnings	1,106,499
Total stockholders' equity	2,114,275
	$ 2,923,167

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Income
For the Year Ended September 30, 2015

Revenues:	
Securities commissions	$ 352,568
Mutual fund commissions	2,712,211
Management fees and other	2,013,201
Interest income	20,587
Dividend income	5,857
Net gains (losses) on securities trading accounts	749,506
	5,853,930
Expenses:	
Compensation and benefits	2,885,094
Commissions and clearing fees	2,368,782
Communications	90,111
Promotional costs	4,164
Regulatory fees and expenses	69,757
Occupancy and equipment costs	184,829
Other expenses	201,846
Other taxes	3,445
	5,808,028
Net income before income taxes	45,902
Provision (benefit) for federal income taxes	11,173
Provision for state income taxes	24,189
Net Income	$ 10,540

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2015

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at September 30, 2014	10,000	$ 100	$ 1,007,676	$1,095,959	$ 2,103,735
Net income				10,540	10,540
Balances at September 30, 2015	10,000	$ 100	$ 1,007,676	$1,106,499	$ 2,114,275

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended September 30, 2015

Balance at September 30, 2014	$	-0-
Increases		-0-
Decreases		-0-
Balance at September 30, 2015	$	-0-

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Statement of Cash Flows
For the Year Ended September 30, 2015

Cash flows from operating activities:	
Net income	$ 10,540
Adjustments to reconcile net income to	
net cash provided (used) by operating activities:	
Depreciation expense	19,425
Change in operating assets and liabilities:	
Decrease in securities owned	344,426
Increase in receivable from broker-dealers and clearing organizations	(16,025)
Increase in other assets	(12,247)
Decrease in accounts payable and accrued expenses	(651,890)
Increase in commissions payable	18,783
Net cash provided (used) by operating activities	(286,988)
Cash flows from investing activities:	
Purchases of property and equipment	(8,366)
Net cash provided (used) by investing activities	(8,366)
Cash flows from financing activities:	
Net cash provided (used) by financing activities	-0-
Net decrease in cash	(295,354)
Cash at beginning of year	786,662
Cash at end of year	$ 491,308
Supplemental Disclosures	
Cash paid for:	
Income taxes	$ 22,595
Interest	$ -0-

The accompanying notes are an integral part of these financial statements.

MAPLEWOOD INVESTMENT ADVISORS, INC.
Notes to Financial Statements
September 30, 2015

Note 1 - Summary of Significant Accounting Policies

Maplewood Investment Advisors, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers consist primarily of individuals located in Texas.

Securities transactions (and related commission revenue and expense) are recorded on trade date basis.

Securities owned and securities sold, not yet purchased are carried at fair market value and securities owned not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the clearing broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Receivables from broker/dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Property and equipment are stated at cost. Depreciation on office equipment and furniture is computed using an accelerated method over the estimated useful lives of the assets. Depreciation expense for the year ended September 30, 2015 was $19,425 and is reflected in occupancy and equipment costs.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Note 1 - Summary of Significant Accounting Policies, continued

The Company accounts for income taxes in accordance with the *Income Taxes* Topic of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). Deferred tax assets and liabilities arising from temporary differences between book and tax basis are recognized using the enacted statutory tax rates and laws that will be in effect when such differences are expected to reverse. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years. Deferred tax liabilities are recognized for temporary differences that will result in taxable income in future years. In the case of deferred tax assets; a reduction in deferred tax assets is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized. Any interest or penalties associated with income taxes would be included as a component of income tax expense in the period in which the assessment arises.

Management evaluates income tax positions based on whether it is more likely than not that the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending September 30, 2020. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. Currently there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about the entity's ability to continue as a going concern. This ASU requires management to assess the entity's ability to continue as a going concern. This guidance is effective for the Company's annual reporting period ending September 30, 2017. Early adoption is permitted. The Company expects no material effect on its financial statements.

Note 1 - Summary of Significant Accounting Policies, continued

In January 2015, the FASB issued ASU 2015-01, Income Statement – Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. The amendments in ASU 2015-01 eliminate from U.S. GAAP the concept of extraordinary items. Subtopic 225-20, Income Statement – Extraordinary and Unusual Items, required that an entity separately classify, present, and disclose extraordinary events and transactions. Presently, an event or transaction is presumed to be an ordinary and usual activity of the reporting entity unless evidence clearly supports its classification as an extraordinary item. ASU 2015-01 is effective for the Company's annual periods beginning October 1, 2016. Early adoption is permitted. The Company is not currently reporting any extraordinary or unusual items in its financial statements.

Note 2 - Fair Value Disclosures

Fair Value Measurements

The Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable inputs. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Valuations for assets and liabilities traded in active exchange markets, such as the New York Stock Exchange. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers or brokers in active markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3 - Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

For the year ended September 30, 2015, the application of valuation techniques applied to similar assets and liabilities has been consistent. The fair value of all securities owned are deemed to be Level 1 and Level 2 investments at September 30, 2015 and during the period then ended.

Note 2 - Fair Value Disclosures, continued

The following table presents the assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy as reported on the statement of financial condition at September 30, 2015. As required by FASB ASC Topic 820, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Description	Total	Level 1	Level 2	Level 3
Securities owned:				
Money market	$ 324,798	$ 324,798	$ -0-	$ -0-
Mutual funds	1,412,238	1,412,238	-0-	-0-
Equity securities	236,896	236,896	-0-	-0-
Debt securities	52,536	-0-	52,536	-0-
Total	$ 2,026,468	$ 1,973,932	$ 52,536	$ -0-

There were no transfers into or out of the Level 1, 2 or 3 categories in the fair value measurement hierarchy for the fiscal year ended September 30, 2015.

Note 3 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2015 the Company had net capital of approximately $1,731,701 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .47 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 4 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 5 - Lease Commitments

The Company leases office space under a long-term non-cancelable lease. Minimum lease payments under the lease at September 30, 2015 are as follows:

September 30,	
2016	$ 76,844
2017	71,841
	$ 148,685

Note 5 - Lease Commitments, continued

Rental expense for the year ended September 30, 2015 was $104,001 and is reflected in occupancy and equipment costs.

Note 6 - Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal tax receivable in the amount of $8,406 included in other assets. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of income are non-deductible for tax reporting purposes.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 7 - Profit Sharing Plan

The Company has a qualified profit sharing plan covering all eligible employees, as defined, with a specified period of service. Employer contributions to the plan are at the discretion of the Board of Directors, and the plan may be amended or terminated at any time. Contributions of $283,606 were paid to the plan for the year ended September 30, 2015.

Note 8 - Related Party Transactions

The Company has a receivable from stockholder in the amount of $1,000 at September 30, 2015.

The Company received commissions and fees from MIAI, Inc. (a related company) of $1,712,514 during the year ended September 30, 2015 which is included in management fees and other.

Note 9 - Property and Equipment

As of September 30, 2015, property and equipment consisted of the following:

Computer equipment	$ 116,186
Office furniture	54,623
Leasehold improvements	8,861
	179,670
Accumulated depreciation	(146,087)
Property and equipment, net	$ 33,583

Note 10 - Concentration Risk

During the year, the Company had cash balances in excess of federally insured limits. The Company regularly monitors the financial stability of these financial institutions and believes that the Company is not exposed to any significant credit risk.

Note 11 - Clearing Deposit

The Company conducts substantially all business through its primary clearing firm (National Financial Services, LLC), which settles all trades for the Company, on a fully disclosed basis, on behalf of its customers. Under its agreement with National Financial Services, LLC, the Company is required to maintain a clearing deposit of $100,000, which is included on the balance sheet as receivable from broker-dealers and clearing organizations.

Note 12 - Commitment and Contingencies

The Company has entered into secondary clearing agreements with other FINRA member firms ("correspondents"), which provides that all the funds and securities belonging to the correspondents' customers are subject to the terms of the Company's clearing agreement.

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the customers of the Company and its correspondents fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. The risk associated with the indemnification clause is subject to the market volatility of the underlying securities for a period of up to three days. At September 30, 2015, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

September 30, 2015

Schedule I

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2015

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital		$ 2,114,275
Less:		
Other deductions or allowable credits		
Excess fidelity bond deductible		(13,000)
Total capital and allowable subordinated liabilities		2,101,275
Deductions and/or charges		
Non-allowable assets:		
Receivable from related parties	$ 1,000	
Property and equipment, net	33,583	
Other assets	50,844	
Other miscellaneous deductions	62	(85,489)
Net capital before haircuts on securities positions		2,015,786
Haircuts on securities		(255,442)
Undue concentration		(28,643)
Net capital		$ 1,731,701

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 524,275
Commissions payable	284,617
Total aggregate indebtedness	$ 808,892

The accompanying notes are an integral part of these financial statements.

Schedule I (continued)

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of September 30, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 53,926
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 1,631,701
Excess net capital at 1000%	$ 1,650,812
Ratio: Aggregate indebtedness to net capital	.47 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

The accompanying notes are an integral part of these financial statements.

Schedule II

MAPLEWOOD INVESTMENT ADVISORS, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, LLC

The accompanying notes are an integral part of these financial statements.

Report of Independent Registered Public Accounting Firm

On Management's Exemption Report

Required By SEC Rule 17a-5

Year Ended September 30, 2015

CF ACCOUNTANTS CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Directors and Stockholders
Maplewood Investment Advisors, Inc.

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* Maplewood Investment Advisors, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Maplewood Investment Advisors, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the "exemption provisions") and *(b)* Maplewood Investment Advisors, Inc. stated that Maplewood Investment Advisors, Inc. met the identified exemption provisions throughout the year ended September 30, 2015 without exception. Maplewood Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maplewood Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 12, 2015

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

MAPLEWOOD
INVESTMENT ADVISORS

October 28, 2015

To the best of our knowledge and belief Maplewood Investment Advisors Inc., has met the specific exemption relied upon under Rule 15c3-3(k)(2)(ii) without exception and that all customer transactions are cleared through National Financial Services on a fully disclosed basis for the year ended September 30, 2015.

Daniel C. Dooley
President and CEO
Maplewood Investment Advisors

8750 N. CENTRAL EXPRESSWAY, SUITE 715 – DALLAS, TEXAS 75231 – 214-739-5677 – 214-739-0166 FAX

Report of Independent Registered Public Accounting Firm

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended September 30, 2015

ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT ON THE SIPC ANNUAL ASSESSMENT

To the Board of Directors and Stockholders
Maplewood Investment Advisors, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended September 30, 2015, which were agreed to by Maplewood Investment Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Maplewood Investment Advisors, Inc.'s compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Maplewood Investment Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2015 with the amounts reported in Form SIPC-7 for the year ended September 30, 2015 noting the amount reported on Form SIPC-7 exceeds the amount reported on the audited Form X-17A-5 due to netting of various revenue accounts against related expenses;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
November 12, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended September 30, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Maplewood Investment Advisors, Inc
8750 N. Central Expressway
Suite 715
Dallas, TX 75231

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel C Dooley 214-739-5677

2. A.	General Assessment (item 2e from page 2)	$ 6,458
B.	Less payment made with SIPC-6 filed (**exclude interest**) __________ Date Paid	(3,493)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	2,965
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 2,965
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) $2,965	
H.	Overpayment carried forward $( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maplewood Investment Advisors, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 20th day of October, 20 15.

President/CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning October 1, 2014
and ending September 30, 2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$6,223,918
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	5,892
Total additions	5,892
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	3,350,183
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	296,336
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	116
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	3,646,635
2d. SIPC Net Operating Revenues	$2,583,175
2e. General Assessment @ .0025	$6,458 (to page 1, line 2.A.)